Exhibit (a)(4)


                           CENTURY PROPERTIES FUND XIX
                      c/o Corporate Investor Communications
                                11 Commerce Road
                              Carlstadt, N.J. 07072
                                 (877) 460-2557


                                        June 15, 1999


Dear Limited Partner:

     By now you should have received offers to purchase your limited partnership interests (the "Units") in Century Properties Fund XIX (the "Partnership") from both AIMCO Properties, L.P. ("AIMCO"), an affiliate of the general partner of the Partnership, and Peachtree Partners, an unaffiliated entity.

     As previously stated, the general partner of the Partnership, due to its affiliation with AIMCO, is making no recommendation and is remaining neutral as to whether limited partners should tender their Units pursuant to either offer. The Partnership does believe, however, that Limited Partners who desire to presently liquidate their interest in the Partnership for cash should tender their Units for the greatest purchase price available. In this regard, AIMCO's offer is for a purchase price of $230 per Unit, without any deduction for transfer fees, and Peachtree Partners offer is for $225 per Unit less a $100 transfer fee.

     Limited Partners are advised to carefully consider the offers with their financial and tax advisors. If you have any questions, please contact Corporate Investor Communications at (877) 460-2557.


                                        Sincerely,


                                        CENTURY PROPERTIES FUND XIX